[Letterhead of Cabela’s Incorporated]

January 28, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:    Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2012,
Filed February 20, 2013
Form 8-K Filed February 14, 2013
File No. 1-32227
Dear Ms. Thompson:
On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 29, 2012, filed on February 20, 2013, and Form 8-K filed on February 14, 2013, I am writing in response to the comments set forth in your letter addressed to me, dated December 27, 2013 (the “Comment Letter”). The Staff's comments are repeated below in italics for the convenience of the Staff, with the Company's response to each comment set forth immediately following each comment.

Securities and Exchange Commission
January 28, 2014

Form 10-K for the Fiscal Year Ended December 29, 2012
Item 1. Business, page 4
Financial Services Business, page 6

1.
You make a number of disclosures throughout the document regarding changes in and the number of “active credit card accounts” and related measures involving this number, such as the average balance per active credit card account on pages 6 and 39. In detail, please tell us the definition of an active credit card account, why you believe your definition best represents the term, and what consideration you gave to disclosing this definition in your filing. Additionally, please tell us what consideration you gave to including the amount of inactive credit cards as of each period, or the amount that became inactive between the periods presented.

We respectfully advise the Staff that beginning with the filing of our Form 10-K for the fiscal year ended December 28, 2013, we will define the term "active" as it relates to our credit card accounts. We define an active credit card account as any credit card with an outstanding debit or credit balance at the end of any respective month. We believe that our definition of the word "active" best represents the term because it conveys the transactional activity on a credit card account. We have not defined the term in the past as we believe that the term "active" is common terminology in the credit card industry. In addition, we believe that discussing the average dollar balance of credit card loans, the average number of active credit card accounts, and the average dollar balance per active credit card account are meaningful measures indicating trends in our credit card portfolio as these balances directly relate to the revenue and operating profitability of our financial services segment. We respectfully submit to the Staff that disclosing the total number of credit card accounts, the number of inactive credit card accounts as of each period, and/or the number of credit card accounts that became inactive between the periods presented does not furnish meaningful data or trends and may even create confusion to a reader.

Securities and Exchange Commission
January 28, 2014

Item 8. Financial Statements and Supplementary Data, page 66
15. Impairment and Restructuring Charges, page 89
Land Held for Sale, page 89

2.
It appears your disclosure includes two separate properties that were held for sale as of December 31, 2012. For each property, please tell us the carrying value before impairment, the estimated fair value as well as the impairment recorded to arrive at the balance as of December 31, 2012.

Our response below includes references to these two separate properties based on their location. One property is located in Colorado (referred to herein as the "Colorado Property") and the other property is located in Indiana (referred to herein as the "Indiana Property"). Both properties are non-depreciable land in limited stages of infrastructure improvement or development consisting primarily of ground elevation work. Neither property generates operating revenue. From an operational perspective, the Colorado Property and the Indiana Property are considered a non-productive asset, or property not used in our merchandising business, which is our primary business operation.
The carrying value of the Colorado Property before impairment was $20.8 million. An appraisal was initiated in September 2012 on the majority of this property. This appraisal was completed in January 2013 with a value determined at $5.2 million. Absent any formal purchase offers for the Colorado Property at the end of December 2012, this appraisal was determined to be the best evidence of the property's value. The same appraiser completed a separate appraisal in January 2013 on a remaining 0.8 acre tract of the Colorado Property and concluded its value was $670,000. Therefore, based on these two separate appraisals, the total estimated fair value of the Colorado Property was determined to be $5.9 million. As a result, the Company recognized an impairment charge of $14.9 million in the fourth quarter of 2012 on the Colorado Property. On December 20, 2013, the 0.8 acre tract was sold for $950,000.
The carrying value of the Indiana Property before impairment was $8.6 million. The estimated fair value of the Indiana Property was $5.8 million based on a purchase and sale agreement entered into in 2012, which is discussed in more detail in our Response #3 below. Accordingly, the Company recognized an impairment charge of $2.8 million on the Indiana Property in the fourth quarter of 2012.

Securities and Exchange Commission
January 28, 2014

3.
We note you have disclosed the manner and expecting timing of disposal of the second property in the “Land Held for Sale” paragraph. For that property, please tell us the facts and circumstances leading to the expected disposal. For the other property, please tell us the facts and circumstances leading to the expected disposal and the expected manner and timing of that disposal as required by ASC 205-20-50-1. Please tell us whether you believe your current disclosure satisfies these requirements.

The carrying value of the Indiana Property before impairment was $8.6 million. The carrying value was $5.8 million at the end of December 2012 after the impairment charge of $2.8 million that we recognized in the fourth quarter of 2012. The Indiana Property is not material to our results of operations, financial condition, or liquidity.
We entered into a purchase and sale agreement in 2012 to sell one-half of the Indiana Property for $3.0 million. In the fourth quarter of 2012, we recognized the fair value of the second half of this property at $3.0 million, less estimated costs to sell of $0.2 million, as our purchase and sale agreement on the first half of the Indiana Property was the best evidence of fair value representing a comparable sales transaction.
The purchase and sale agreement on the first half of the Indiana Property included a closing date of July 2013, which was subsequently extended by the buyer to October 2013. These extensions resulted from (i) legal issues that had to be resolved, (ii) the need to sub-divide the land properly, and (iii) time to allow the buyer to seek incentives from local jurisdictions. At the end of December 2012, we expected that the closing on this sale would be in the third quarter of 2013 and for the buyer to begin construction shortly thereafter. At December 2012, and through the first nine months of 2013, we did not have a sales agreement on the second half of this property, but we had received inquiries from various developers whose willingness to purchase would ultimately be dependent on our sale of the first half of the Indiana Property. We did not believe that these inquires from developers were sufficient evidence of fair value and we did not seek an independent third party valuation of the remaining half of the Indiana Property based on cost/benefit considerations and immateriality as noted above. In October 2013, upon the approaching closing of the sale of the first half of the Indiana Property, we entered into a purchase and sale agreement for $6.0 million with a developer on the second half of this property, and we currently estimate closing on the sale by June 2014.
In November 2013, we closed on the sale of the first half of the Indiana Property for $3.0 million. The disclosures referenced by the Staff in the "Land Held for Sale" paragraph on page 89 of our 2012 Form 10-K do not relate to "the manner and expected timing of disposal of the second property," but instead relate to the purchase and sale of half of the Indiana Property, which was the basis for impairing the remaining half of the Indiana Property (i.e., to explain to the reader the nature and the basis of the impairment charges).

Securities and Exchange Commission
January 28, 2014

The Company is still in the process of locating a buyer for the Colorado Property so the timing of disposal is not known. In response to the Staff’s comment regarding the disposal as required by ASC 205-20-50-1, and whether we believe our current disclosure satisfies these requirements, we respectfully submit to the Staff that we do not believe the disclosure requirements of ASC 205-20-50-1 are applicable to the Colorado Property. As previously stated, both the Colorado and Indiana properties are non-depreciable land in limited stages of infrastructure improvement consisting primarily of ground elevation work. Neither property generates operating revenue. We account for the Colorado Property under the guidance of ASC 360, and from an operational perspective, we consider the Colorado Property a non-productive asset, or a property not used in our merchandising business.

4.
With respect to the property for which a plan of sale had not yet been obtained as of December 31, 2012, please tell us when and how you determined the property should be classified as held for sale at that time as opposed to another time. Additionally, please tell us what the carrying value of the property was at that point in time, how you assessed the recoverability of the property and whether any impairment was recorded. A history of the appraisals or other fair value assessments performed since the initial classification of the property as held for sale would assist our understanding.

As of January 2010, the Company's ownership interest in the 75 acre Colorado Property was appraised at $17.5 million. In March 2011, the Company received a letter of intent offering to purchase 67 acres of the Colorado Property for $17.45 million, which suggested that the value of the entire Colorado Property was $19.6 million. At this time, we had not made a final decision on whether to locate a retail store on this property and to develop out the remaining land for other retail development. In the second quarter ended June 2011, a final decision was made to not locate a Cabela's retail store on the Colorado Property, nor to further develop the Colorado Property, but to dispose of it. Therefore, we classified this property as other property (in land held for sale) on our consolidated balance sheet at the end of June 2011. We publicly announced this decision in July 2011. At the time we classified the Colorado Property as other property (in land held for sale), its carrying value was $23.9 million, which comprised the fair value as established by the prospective purchaser's letter of intent, plus costs for certain improvements consisting primarily of ground elevation work incurred subsequent to the receipt of the appraisal.

Securities and Exchange Commission
January 28, 2014

In September 2011, the Company entered into a purchase and sale agreement with a developer to sell the Colorado Property for total consideration of $22.0 million (comprising $17.0 million cash and a $5.0 million seller's note). At that time, we recognized a $3.1 million impairment charge on the Colorado Property to reflect (i) the difference between the $23.9 million carrying value and the $22.0 million purchase price and (ii) the discounted present value of the $5.0 million seller's note. This impairment charge resulted in a new carrying value for the Colorado Property of $20.8 million as of December 31, 2011. The agreement with the developer expired in April 2012 due to unsuccessful discussions between the developer and the city government relating to tax incentive financing and we continued to seek other potential buyers for the property. In June 2012, we began seeking an updated appraisal on the Colorado Property. The Company retained an appraiser in September 2012 who provided his appraisal results in January 2013. The appraisal as of January 2010 was based in large part on the projected revenues from the Company's prospective retail store that was originally planned to be located on this property. The appraisal finalized in January 2013 was performed using the cost approach, yielding a value of $5.2 million. Absent any formal offers for the property at the end of December 2012, this January 2013 appraisal was determined to be the best evidence of the property's value. As a result, the Company recognized a $14.9 million impairment charge in the fourth quarter of 2012. Currently, the Company continues to be in discussions with various parties to sell the Colorado Property.

5.
You disclose on page 97 that all impairment and restructuring charges were recorded to the Corporate Overhead and Other segment. Please confirm or update our understanding that the land held for sale also falls into this segment, tell us if the land has always been held by this segment and if it changed, why, and what the land has been used for since being acquired by you.

Land held for sale by the Company is classified in the Corporate Overhead and Other Segment and has been classified in this segment since the Company began filing as an SEC registrant. The majority of our land classified on our consolidated balance sheet as land held for sale is non-depreciable other property resulting from the acquisition of excess land when land for retail store sites was acquired for development and from land purchased for potential retail store sites which were not ultimately developed, as was the case with the Colorado Property and the Indiana Property discussed above. Land purchased for potential retail store sites and associated excess land purchased in connection with retail store sites are classified as land held for sale at the point in time when the Company offers them for sale and/or development of a site as a retail store is not anticipated.

Securities and Exchange Commission
January 28, 2014

Schedule II Valuation and Qualifying Accounts, page 108

6.	We note your presentation of columns entitled “charged to costs and expenses,” “charged to other accounts,” and “net charge-offs.”

•	Please describe to us what each of these columns represents.

•
For the column titled “charged to other accounts,” it appears from your more detailed rollforward of the allowance for loan losses on page 51 that this represents net charge-offs. Please tell us if this understanding is correct. If so, please tell us what is included in the “net charge-offs” column.

•
To the extent amounts within a given column included in the schedule should not be added to or deducted from the beginning balance to arrive at the ending balance, please tell us why you have included that column and whether you believe your current presentation provides a reader with sufficient information to understand the activity occurring during the periods presented.

•
Additionally, to the extent you included a net amount within these columns, please tell us the nature of and gross amounts that were netted and your qualitative and quantitative considerations in electing net presentation. Refer to Rule 12-09 of Regulation S-X.

Response to the first bullet point: For allowance for doubtful accounts, the "Charged to Costs and Expenses" column represents the provision for accounts receivable losses recognized in the consolidated income statement, accounts receivable balances written off that are charged directly to expense, and accounts receivable balance charge-offs, net of recoveries. We respectfully advise the Staff that beginning with our 2013 amounts in our 2013 Form 10-K we will utilize the “Charged to Costs and Expenses” column for only the provision for accounts receivable losses recognized in the consolidated income statement (which are additions to the allowance).
For allowance for credit card loan losses, the “Charged to Costs and Expenses” column represents the provision for credit card loan losses recognized in the consolidated income statement. The column entitled “Charged to Other Accounts” for allowance for credit card loan losses represents credit card charge-offs net of credit card recoveries. The “Net Charge-Offs” column for both accounts represents a sum of columns “Charged to Costs and Expenses” and “Charged to Other Accounts," providing the reader the net difference between the beginning of year balance and the end of year balance.

Securities and Exchange Commission
January 28, 2014

Response to the second bullet point: The column entitled “Charged to Other Accounts” for allowance for credit card loan losses represents credit card charge-offs net of credit card recoveries. The “Net Charge-Offs” column represents a sum of columns “Charged to Costs and Expenses” and “Charged to Other Accounts," providing the reader the net difference between the beginning of year credit card receivables allowance balance and the end of year credit card receivables allowance balance.
Response to the third bullet point: We respectfully submit to the Staff that we believe our current presentation provides a reader with sufficient information to understand the activity occurring during the periods, specifically the column entitled “Net Charge-Offs” provides the reader with readily available information on the overall activity of the respective accounts during the respective fiscal year. We respectfully advise the Staff that beginning with our 2013 Form 10-K we will present the columns as specified in Schedule II pursuant to Article 12.09 of Regulation S-X, with explanatory notes, if applicable, on any netted amounts presented.
Response to the fourth bullet point: Allowance for doubtful accounts for the column entitled "Charged to Costs and Expenses" represents the net of (i) the provision for accounts receivable losses recognized in the consolidated income statement, (ii) accounts receivable balances written off directly to expense, and (iii) accounts receivable balance charge-offs, net of recoveries. This is the only balance that we presented as a net amount. The gross amount of the provision for accounts receivable losses recognized in the consolidated income statement was $1.8 million and the gross amount of the accounts receivable balance charge-offs, net of recoveries, was $5.4 million. We respectfully submit to the Staff that for the allowance for doubtful accounts the amount charged to costs and expenses ($3.6 million), the beginning of year balance ($4.8 million), and the end of year balance ($1.2 million) are not individually significant pursuant to Article 12.09 of Regulation S-X, footnote 1, which states in part, "Valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under columns C and D need not be given" and Article 4.02 of Regulation S-X "Items not material" which states "If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted."

Securities and Exchange Commission
January 28, 2014

7.
Please tell us your qualitative and quantitative considerations in determining what items you concluded represent valuation and qualifying accounts that should be included in Schedule II pursuant to Rule 5-04 of Regulation S-X. Please tell us specifically why you have not included your reserve for estimated product returns as disclosed on page 73.

It is our opinion that for our Company the allowance for doubtful accounts (on accounts receivable balances) and the allowance for credit card loan losses are the only applicable valuation and qualifying accounts to be included in Schedule II pursuant to Article 12.09 of Regulation S-X.
The SEC acknowledged in SEC Release Nos. 33-7793 and 34-42354 that the Financial Accounting Standards Board's Concepts Statements define a valuation account as a separate item that reduces or increases the carrying amount of an asset or liability. Examples cited include an estimate of uncollectible amounts that reduces receivables to the amount expected to be collected, or a premium on a bond receivable that increases the receivable to its amortized cost or present value. Valuation accounts are part of the asset or liability to which they relate and are neither assets nor liabilities in their own right.
In Article 12-09, the requirement for the presentation of reserve amounts in Schedule II refers to "those reserves which support the balance sheet caption, Reserves." There is no authoritative definition of reserves for this purpose, and we note that in proposed SEC Release Nos. 33-7793 and 34-42354, the Staff proposed to change this reference to "loss accrual."
The Company follows ASC 605-15-05 (Revenue Recognition - Products > Right of Return) as it relates to estimating the amount of future product returns on previously recorded sales. Accordingly, the Company records a liability for such future product returns. The Company does not believe that this is a "valuation or qualifying account" or a "reserve" that meets the requirements to be included in the Valuation and Qualifying Accounts of Article 12-09 of Regulation S-X based on the following analysis. The accrual for product returns is a separate liability in its own right, and therefore does not meet the above definition of a qualifying account. We respectfully submit to the Staff that the reserve for product liabilities is an accrual, similar to other liabilities which are accrued on the Company's consolidated balance sheet, and therefore are not within the scope of the term "reserve" as used within Article 12-09 of Regulation S-X with respect to Schedule II.

Securities and Exchange Commission
January 28, 2014

Form 8-K filed February 14, 2013

8.
We note that your reconciliation of non-GAAP financial measures presents a full non-GAAP income statement. Please tell us what consideration you gave to question 102.10 of our CD&I on Non-GAAP financial measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, we respectfully advise the Staff that beginning in February 2014, we will be modifying our presentation of the reconciliation of our non-GAAP measures to the most directly comparable GAAP measures (“our Reconciliation” or “the Reconciliation”) in the manner provided below (for illustrative purposes only as if applied to external reporting for our results of operations for the fiscal year ended December 28, 2013):

CABELA'S INCORPORATED AND SUBSIDIARIES
RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED FINANCIAL MEASURES (1)
(Unaudited)

Fiscal Year Ended
	12/28/2013			12/29/2012
	GAAP Basis	Non-GAAP	Non-GAAP	GAAP Basis	Non-GAAP	Non-GAAP
	As Reported	Adjustments	Amounts	As Reported	Adjustments	Amounts
(Dollars in Thousands Except Earnings Per Share)
Total revenue (2)	$ X	$ X	$ X	$ X	$ X	$ X
Selling, distribution, and administrative charges (3)	X	X	X	X	X	X
Impairment and restructuring charges (4)	X	X	X	X	X	X
Operating income	X	X	X	X	X	X
Income before provision for income taxes	X	X	X	X	X	X
Provision for income taxes (5)	X	X	X	X	X	X
Net income	$ X	$ X	$ X	$ X	$ X	$ X

Earnings per diluted share	$ X	$ X	$ X	$ X	$ X	$ X

(1) This presentation includes non-GAAP financial measures. These non-GAAP financial measures are not prepared under any comprehensive set of accounting rules or principles, and do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP.

(2) Explanatory note relating to the non-GAAP adjustment will be included here.

(3) Explanatory note relating to the non-GAAP adjustment will be included here.

(4) Explanatory note relating to the non-GAAP adjustment will be included here.

(5) Explanatory note relating to the tax impact on the non-GAAP adjustment will be included here.

Securities and Exchange Commission
January 28, 2014

Such reconciliation gives prominence to the GAAP information in our Reconciliation by presenting the GAAP information in boldface type. In February 2013, and for the applicable subsequent periods, we considered Question 102.10 of the Compliance & Disclosure Interpretations, and in each applicable period did not believe that our non-GAAP financial measures attached undue prominence to the non-GAAP information. As noted above, however, our Reconciliation will be revised in the future.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company's responses.
Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer